FAIRBORNE ENERGY LTD.

May 9, 2005


05008053


SEC MAIL PROCESSING
RECEIVED
MAY

United States Securities and Exchange Commission
450 – 5th Street NW
Washington, DC 20549

SUPPL

To Whom It May Concern:

As part of our exemption pursuant to Rule 12g3-2(B) I am attaching Fairborne Energy Ltd., file #82-34863, latest filings with SEDAR part of the Canadian Securities Administration.

If you have any question or need anything further please contact me Deanna Soderquist at (403) 290-7760.

Regards

FAIRBORNE ENERY LTD.

Deanna Soderquist

Deanna Soderquist
Executive Assistant

PROCESSED
MAY 20 2005
THOMSON
FINANCIAL

Burnet,
Duckworth
& Palmer LLP
Law Firm

Reply to: C. Steven Cohen
Direct Phone: **(403) 260-0103**
Direct Fax: **(403) 260-0330**
csc@bdplaw.com

Assistant: Dolores Ross
Direct Phone: **(403) 260-0149**
Our File: 57383-1

DELIVERED VIA SEDAR

May 2, 2005

Autorité des marchés financiers

Dear Sirs:

Re: Fairborne Energy Ltd. (the "Corporation")

Please be advised that Quebec has been added as a recipient agency in respect of the Corporation's continuous disclosure for all filings after January 1, 2004.

If you have any comments or questions with respect to the foregoing, please do not hesitate to contact me.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

(signed) *"C. Steven Cohen"*

C. Steven Cohen



File #82-34863


NEWS RELEASE
FAIRBORNE
ENERGY LTD.

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – MAY 5, 2005

FAIRBORNE ENERGY ANNOUNCES 2005 FIRST QUARTER FINANCIAL & OPERATING RESULTS

HIGHLIGHTS

Three months ended March 31,	2005	2004	% change
FINANCIAL *($ thousands, except per share amounts)*			
Petroleum and natural gas revenue	**47,434**	18,450	157%
Funds generated from operations	**25,294**	9,963	154%
Per share - basic	**$ 0.51**	$ 0.31	65%
Per share - diluted	**$ 0.48**	$ 0.28	71%
Net income	**4,908**	3,295	49%
Per share - basic	**$ 0.10**	$ 0.10	–
Per share - diluted	**$ 0.09**	$ 0.09	–
Exploration and development expenditures	**50,425**	19,134	164%
Acquisitions, net of dispositions	**–**	111,212	–
Working capital deficit, including bank debt	**123,336**	90,870	36%
OPERATING *(Units as noted)*			
Average production			
Natural gas (Mcf per day)	**49,030**	17,853	175%
Crude oil (bbls per day)	**3,047**	1,956	56%
Natural gas liquids (bbls per day)	**398**	139	186%
Total (BOE per day)	**11,617**	5,071	129%
Average sales price ($Cdn.)			
Natural gas ($ per Mcf)	**7.19**	6.58	9%
Crude oil ($ per bbl)	**50.30**	39.92	26%
Natural gas liquids ($ per bbl)	**47.90**	43.35	10%
Netback per BOE ($ per BOE)			
Petroleum and natural gas sales	**45.37**	39.98	13%
Royalties	**10.43**	9.15	14%
Operating expenses	**8.46**	6.38	33%
Operating netback	**26.48**	24.45	8%
Wells drilled (gross)	**16**	42	(62%)
Undeveloped land - Canada (net acres)	**226,833**	208,511	9%


250
200
150
100
50
02
03
04
Current
PRODUCTION GROWTH PER SHARE
(BOE/day/mm share)


2.0
1.5
1.0
0.5
02
03
04
CASH FLOW PER SHARE
($/share)

2005 FIRST QUARTER REPORT TO SHAREHOLDERS

HIGHLIGHTS:

- Record first quarter production of 11,617 BOE per day, a 129% increase over first quarter 2004 production of 5,071 BOE per day (an increase of 51% on a per share basis).
- Current production is 12,000 BOE per day with 1,000 BOE per day behind pipe awaiting tie in.
- First quarter cash flow of $25.3 million, more than double the first quarter 2004 cash flow of $10.0 million. On a per share basis, first quarter cash flow increased 65% to $0.51 from $0.31 in the first quarter of 2004.
- The Company participated in 16 (11.7 net) wells during the first quarter with a 100% success rate.
- Fairborne participated in seven new pool discoveries at Columbia/Harlech, Brazeau and Saddle Hills.
- Increased coal bed methane production to 7 MMcf per day (6.5 MMcf per day net), with the average well producing 150 Mcf per day and over 150 further locations identified .
- As previously announced, the Company will shut in approximately 37% of its production for up to 21 days in May as a result of regularly scheduled maintenance at two large sour gas plants where the Company's Deep Basin and Clive/Haynes/Wood River volumes are processed.

SHAREHOLDER UPDATE

Fairborne Energy Ltd. ("Fairborne" or the "Company") announces the creation of Fairborne Energy Trust and an exploration focused junior producer

On March 9, 2005, Fairborne Energy Ltd. ("Fairborne") announced that its Board of Directors have unanimously approved a proposal to create Fairborne Energy Trust ("Fairborne Trust" or the "Trust"), a new oil and gas trust and a public exploration-focused junior producer, Fairquest Energy Limited. ("Fairquest"), pursuant to a Plan of Arrangement (the "Arrangement"). Upon completion of the Arrangement, shareholders of Fairborne will receive one trust unit of Fairborne Trust or one exchangeable share of a sibsidiary of the Trust and 0.333 of a share in Fairquest for each Fairborne share held. The number of exchangeable shares that may be issued under the proposed reorganization (not to exceed 8,000,000 exchangeable shares) will be determined by the board of directors prior to closing.

Fairborne Trust will own approximately 90 percent of the existing producing assets of Fairborne. Fairquest will own an interest in certain of the natural gas weighted assets and undeveloped lands of Fairborne. Current Fairborne management and employees, who have generated substantial value for Fairborne since its startup in mid 2002, will manage the Trust and Fairquest.

2005 FIRST QUARTER REPORT TO SHAREHOLDERS

An information circular detailing the reorganization was mailed to securityholders. The shareholder meeting to consider the reorganization will occur on May 26, 2005. The reorganization is subject to the receipt of all necessary shareholder and regulatory approvals and consents. If approved, the reorganization is expected to close on or about June 1, 2005.

For further details of the reorganization refer to the Fairborne Energy Ltd press release of March 9, 2005 and the Information Circular dated April 27, 2005 which can be found on www.sedar.com.

OPERATIONS UPDATE

Peace River Arch ("PRA")

At Saddle Hills, the Company recently completed the testing of the 15-14-75-7W6 well (28% working interest). The well commenced drilling on February 27, 2005 targeting the Wabamun Formation and reached total depth of 11,457 feet (3,492 meters) on April 5, 2005.

The well has 39 feet (12 meters) of gross pay in the Wabamun with 23 feet (7 meters) open to perforations. The well flow-tested at various rates up to a maximum of 11 MMcf per day and at this rate the flowing wellhead pressure was 3,015 psi. The Company and its partners are currently reviewing pipeline and tie in options.

Columbia/Harlech, Brazeau and Deep Basin Areas

The Columbia/Harlech area began production in December of 2004. In late February, an initial expansion was completed bringing processing capacity to 14 MMcf per day, with current Company interest production of 1,240 BOE per day (6.3 MMcf per day, 190 bbls per day oil and NGL). During the first quarter, Fairborne drilled 6 gross (3.0 net) wells with a 100% success rate, bringing the total number of successful wells to 16. As the majority of these new wells encountered multiple pay zones, completion operations have targeted the lowermost gas bearing horizon and will continue evaluating uphole zones after spring breakup.

The Company has now tested gas from nine different formations at Columbia/Harlech and will continue to combine exploratory and development drilling on the Company's 119 gross sections (83 net) of land. Fairborne also made a light oil discovery in the Belly River formation and is currently producing 125 bbls per day (62 bbls per day net) of 42 degree API oil from this well and has up to 8 development wells planned.

2005 FIRST QUARTER REPORT TO SHAREHOLDERS

The Company plans to drill two deep (4,000m) Nisku exploration wells in the Brazeau/West Pembina area during the third and fourth quarter. Fairborne is also participating (17% working interest) in a deep Leduc (5,000m) test in the Pedley area of the deep basin which commenced drilling in early January and a follow up well at Wild River (41% working interest) which commenced drilling in late February.

Central Alberta

At Clive, the Company has drilled a total of 60 wells for coal bed methane in the Edmonton Group (Horseshoe Canyon Formation). Currently, 48 of these are on production, with the balance awaiting tie in and completion. The Clive property has been producing coal bed methane since December of 2003, with the average well currently producing approximately 150 Mcf per day.

Construction of the second, large diameter gas gathering pipeline was completed and additional compression facilities were added during the first quarter. The Company expects to have a total of 70 coal bed methane wells on production by the end of 2005 and plans to drill up to 50 coal bed methane wells per year for the next three years. Facility modifications will also be completed during the month of May to allow for the delivery of the Company's coal bed methane production directly to sales thereby avoiding processing at a third party facility.

At Westerose, the Company is planning to drill four development wells and two exploratory wells during the remainder of 2005. In addition to these wells, we have been evaluating the coal bed methane potential of the property and plan to drill a number of wells over the coming months to test the productive capability of the coals at Westerose.

For further information, please contact:

Richard A. Walls
President and Chief Executive Officer
Tel.: (403) 290-7754 Fax: (403) 290-7751
rwalls@fairborne-energy.com

Robert A. Maitland
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-7755 Fax: (403) 290-7751
rmaitland@fairborne-energy.com

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") was prepared at, and is dated, May 4, 2005. This MD&A is provided by the management of Fairborne Energy Ltd. ("Fairborne" or the "Company") to review first quarter 2005 activities and results as compared to the previous period. This MD&A should be read in conjunction with the unaudited consolidated interim financial statements including notes for the three months ended March 31, 2005 and the audited consolidated financial statements for the year ended December 31, 2004. Additional information relating to Fairborne, including Fairborne's annual information form, is available on SEDAR at www.sedar.com.

Fairborne was incorporated as a private company and commenced active operations in June, 2002. In 2003, Fairborne became a publicly traded company. The Company maintains its head office in Calgary and is engaged in the business of exploring for, developing, acquiring and producing crude oil and natural gas in Western Canada. Fairborne follows a strategy of balancing risk and reward by focusing on opportunities by geographic area and prospect type. Within these selected areas, the Company develops a portfolio of exploration and development prospects in conjunction with an active acquisition strategy.

Forward Looking Statements: *This MD&A contains forward-looking statements. Forward-looking statements are based on current expectations that involve a number of risks and uncertainties which could cause events or results to differ materially from those reflected in the MD&A. Forward-looking statements are based on the estimates and opinions of Fairborne's management at the time the statements were made. Fairborne assumes no obligation to update forward-looking statements should circumstances or management's estimates change.*

Non-GAAP Terms: *This document contains the terms "funds generated from operations" and "netbacks" which are non-GAAP terms. The Company uses these measures to help evaluate its performance. The Company considers corporate netbacks a key measure as it demonstrates its profitability relative to current commodity prices. The Company considers funds generated from operations a key measure as it demonstrates the Company's ability to generate funds necessary to repay debt and to fund future growth through capital investment. Funds generated from operations should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairborne's performance. Fairborne's determination of funds generated from operations may not be comparable to that reported by other companies. The reconciliation between net income and funds generated from operations can be found in the statement of cash flows in the financial statements. Fairborne also presents funds generated from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of income per share.*

BOE Conversions: *Barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not necessarily represent an economic value equivalency at the wellhead.*

M D & A

QUARTERLY FINANCIAL INFORMATION

The following is a summary of selected financial information for the quarterly periods indicated:

	Q1 2005	Q4 2004	Q3 2004	Q2 2004
Financial *($ thousands, except per share amounts)*				
Petroleum and natural gas sales, before royalties	**47,434**	41,976	35,391	29,787
Funds generated from operations	**25,294**	21,569	19,784	15,083
Per share – basic	**$ 0.51**	$ 0.47	$ 0.48	$ 0.39
Per share – diluted	**$ 0.48**	$ 0.46	$ 0.44	$ 0.36
Net Income	**4,908**	4,158	3,463	2,786
Per share – basic	**$ 0.10**	$ 0.09	$ 0.08	$ 0.07
Per share – diluted	**$ 0.09**	$ 0.08	$ 0.08	$ 0.07
Total assets	**480,089**	434,830	379,450	272,115
Working capital deficit, including bank debt	**123,336**	98,058	95,091	84,785
Operations				
Average production				
Natural gas (Mcf per day)	**49,030**	43,480	32,569	30,410
Crude oil (bbls per day)	**3,047**	2,892	3,038	2,492
Natural gas liquids (bbls per day)	**398**	495	348	241
Total (BOE per day)	**11,617**	10,633	8,814	7,801

	Q1 2004	Q4 2003	Q3 2003	Q2 2003
Financial *($ thousands, except per share amounts)*				
Petroleum and natural gas sales, before royalties	18,450	15,523	15,779	10,254
Funds generated from operations	9,963	8,409	9,056	5,985
Per share – basic	$ 0.31	$ 0.27	$ 0.30	$ 0.30
Per share – diluted	$ 0.28	$ 0.23	$ 0.28	$ 0.30
Net Income	3,295	2,308	3,069	2,723
Per share – basic	$ 0.10	$ 0.06	$ 0.10	$ 0.14
Per share – diluted	$ 0.09	$ 0.06	$ 0.09	$ 0.13
Total assets	266,338	139,925	121,124	60,629
Working capital deficit, including bank debt	90,870	9,371	17,463	Nil
Operations				
Average production				
Natural gas (Mcf per day)	17,853	14,835	14,265	7,283
Crude oil (bbls per day)	1,956	2,144	2,291	1,542
Natural gas liquids (bbls per day)	139	182	147	167
Total (BOE per day)	5,071	4,799	4,815	2,922

M D & A

CORPORATE RE-ORGANIZATION – FAIRBORNE ENERGY TRUST AND FAIRQUEST ENERGY LIMITED

Pursuant to a Plan of Arrangement (the "Arrangement") dated April 27, 2005, Fairborne proposes to convert the Company into Fairborne Energy Trust (the "Trust"), a new oil and natural gas energy trust, and a public exploration-focused junior producer, Fairquest Energy Limited. ("Fairquest"). The Arrangement will result in the creation of the Trust which will own approximately 90% of Fairborne's existing producing assets and anticipates making regular monthly distributions of cash to Unitholders, and the creation of Fairquest Energy Limited, a junior oil and natural gas exploration and development company which will own certain of Fairborne's oil and natural gas assets and undeveloped lands.

Fairborne believes that this structure better aligns risks and returns from each asset class in a way that is both sustainable and tax effective. The structure affords all shareholders greater liquidity and flexibility to participate in an income trust, a junior oil and natural gas growth company or the combined future potential of both entities. The Trust and Fairquest will have access to the same team of qualified professionals who have demonstrated their ability to deliver on the exploration, exploitation, acquisition and financial management objectives of Fairborne.

Under the Arrangement, Shareholders will receive, at their election, either one Trust unit or one exchangeable share of a subsidiary of the Trust, subject to a maximum number of exchangeable shares, and 0.333 of a Fairquest common share, for each outstanding Fairborne common share held.

A meeting of securityholders to consider the reorganization is scheduled to occur on May 26, 2005. The Arrangement will require the approval of 66 $^{2}/_{3}$% of the votes cast by the shareholders, optionholders and warrantholders of Fairborne voting at the security holder meeting as a single class and the approval of the majority of the shareholders excluding certain related parties. The Arrangement is also subject to regulatory and judicial approval and is scheduled to be completed in June 2005.

FIRST QUARTER 2005 RESULTS

Production

Fairborne continued to record consistent quarter-over-quarter production growth in the first three months of 2005. Average production of 11,617 BOE per day in the first quarter represented an increase of 129% from the first quarter of 2004 and 9% from the fourth quarter of 2004. Production additions in the first quarter of 2005 reflected full quarter production from properties added late in 2004 as well as new drilling and tie-in operations completed in the first quarter.

Fairborne continues to strengthen its position as a natural gas producer with an exploration and development program focused on natural gas prospects. Natural gas production averaged 49 MMcf per day in the first quarter 2005, 175% higher than the 2004 average of 17.9 MMcf per day.

M D & A

Strengthened natural gas production reflects full quarter production from drilling and acquisition activities undertaken throughout 2004, including new production brought on in the fourth quarter of 2004 from the Company's Columbia/Harlech property as well as new coal bed methane wells in the Company's Clive area. New production added in the first quarter of 2005 was primarily attributable to the tie in of additional coal bed methane wells.

Crude oil and NGL production for the first quarter of 2005 averaged 3,445 bbls per day, consistent with fourth quarter 2004 average production of 3,387 bbls per day. The acquisition of Case Resources Inc. ("Case") effective July 2004 accounted for the majority of the 64% increase in oil production compared to the first quarter 2004 average of 2,095 bbls per day.

Commodity Prices & Hedging Activities

Fairborne recorded a crude oil and NGL price of CDN$50.02 per bbl in the first quarter of 2005 (2004 – CDN$40.15) and a natural gas price of $7.19 per Mcf (2004 - $6.58 per Mcf).

Fairborne's realized prices reflect the impact of fixed price contracts utilized by the Company as part of its hedging strategy. When Fairborne hedges oil and gas prices, the intention is to provide certainty to cash flow by fixing the price on a portion of the production portfolio. During the first quarter of 2005, Fairborne hedged 33% of its crude oil production (1,000 bbls per day), which reduced the crude oil price received by $6.16 per bbl. Natural gas hedges in the first three months of 2005 applied to 14% of the Company's natural gas production (6,909 Mcf per day), increasing the natural gas price received by $0.04 per Mcf. Comparably, hedging activity in the first quarter of 2004 reduced Fairborne's crude oil price by $2.27 per bbl and increased the Company's natural gas price by $0.07 per Mcf.

The Company currently has four fixed price sales contracts in place for natural gas sales in 2005 and 2006. The following table provides a summary of outstanding contracts:

Period	Volume	Price
June 1 to October 31, 2005	3,000 GJ/day	AECO C Monthly Index with a floor of CDN $7.10/GJ and a ceiling of CDN $8.18/GJ
June 1 to October 31, 2005	1,000 GJ/day	AECO C Monthly Index with a floor of CDN $7.30/GJ and a ceiling of CDN $8.35/GJ
November 1, 2005 to March 31, 2006	2,000 GJ/day	CDN $8.00/GJ plus 50% of the AECO C Monthly Index over CDN $8.00/GJ (floor of $8.00/GJ)
November 1, 2005 to March 31, 2006	1,000 GJ/day	CDN $8.05/GJ plus 50% of the AECO C Monthly Index over CDN $8.05/GJ (floor of $8.05/GJ)

Petroleum and Natural Gas Revenue

Production growth and strong commodity prices were reflected in Fairborne's total revenue of $47.4 million for the three months ended March 31, 2005 (2004 - $18.5 million).

	Three Months Ended March 31		
($ thousands, except per unit amounts)	**2005**	2004	% change
Revenues			
Natural gas	**31,717**	10,620	199%
Oil and NGLs	**15,510**	7,743	100%
Other income	**207**	87	138%
Total	**47,434**	18,450	157%
Prices			
Natural Gas ($ per Mcf)	**7.19**	6.58	9%
Oil and NGLs ($ per bbl)	**50.02**	40.15	25%
Total ($ per BOE)	**45.37**	39.98	13%

Royalties

Consistent with increased revenues, Fairborne recorded royalty expenses of $10.9 million for the first quarter of 2005 compared to $4.2 million for the same period in 2004. Fairborne's effective royalty rate was 22.9% in the first quarter of 2005, which was the same as the royalty rate for the first quarter of 2004. During the first quarter, Fairborne's deep well royalty holiday on the Company's new gas well at Wild River was fully utilized resulting in an increased effective rate compared to the fourth quarter 2004 rate of 20.0%.

Production Expenses

Fairborne recorded $8.8 million in production expenses during the first quarter of 2005 which included workover expenses of approximately $0.5 million incurred on the Company's Clive and West Pembina properties. Despite additional workover costs, on a BOE basis, production expenses decreased from $8.86 per BOE in the immediately preceding fourth quarter of 2004 to $8.46 per BOE in the first quarter of 2005 ($8.06 per BOE excluding workover costs).

As operator, Fairborne continually evaluates the operating netbacks on its core properties and works to achieve operating efficiencies to manage operating costs. Since taking over as operator of the West Pembina properties in May 2004, the Company has been working to optimize field operations and reduce operating costs by increasing facility on-line time, optimizing liquids handling and increasing overall plant throughput with the addition of the Columbia/Harlech production. At Basset Lake, the Company is converting the operation from a fly-in facility to camp based operations. At Wild River, the installation of a down-hole injection string scheduled for May 2005, along with additional surface facilities will mitigate sulphur deposition resulting in reduced downtime.

M D & A

Operating Netbacks

	Three Months Ended March 31		
($ per BOE)	**2005**	2004	% change
Revenue	**45.37**	39.98	13%
Royalties	**10.43**	9.15	14%
Operating costs	**8.46**	6.38	33%
Operating netback	**26.48**	24.45	8%

General and Administrative ("G&A") Expenses

General and administrative expenses totaled $1.6 million for the first quarter of 2005 compared to $1.1 million in 2004. Included in G&A expenses for the quarter is $400,000 of non-cash stock based compensation expense (2004 - $73,000). Excluding compensation expense, G&A expenses increased from $1.1 million in the first quarter of 2004 to $1.2 million in the first quarter of 2005 due to increased staff levels and an increased need for support services. On a BOE basis, Fairborne's general and administrative costs have been reduced to $1.18 per BOE in the first quarter of 2005 from $2.31 per BOE in 2004.

Interest Expense

Fairborne recorded $941,000 of interest expense in the first quarter of 2005 compared to $160,000 in the prior year. Corporate and property acquisitions completed in 2004 have been financed through a combination of debt and equity. As such, interest expense has increased with higher debt levels. At March 31, 2005, the Company had $125 million of available operating credit facilities and had drawn $106.5 million under the facilities. The Company will continue to use a combination of funds generated from operations, bank debt and equity financing to fund its 2005 capital program as well as to pursue future acquisition opportunities.

Depletion, Depreciation and Accretion

Depletion and depreciation expense for the first quarter of 2005 was $16.5 million (2004 - $5.0 million), representing a rate of $15.79 per BOE (2004 - $10.81 per BOE). The increase in total depletion expense from the prior year is a result of increased production levels and increased depletion rates. The increase in BOE rates compared to the prior year is partially attributable to the acquisition of West Pembina properties and the acquisition of Case (Q4 2004 rate - $14.74 per BOE). In addition, capital expenditures during the first quarter of 2005 included several exploration and development projects for which no new reserves have yet been recognized.

An active exploration, development and acquisition program which has been ongoing since the end of the first quarter 2004, also resulted in an increased liability for asset retirement costs and associated accretion expense. The Company estimates its total undiscounted future liability for asset retirement obligations to be $45 million, the present value of which is $13.5 million at March 31, 2005. Accretion of asset retirement obligations in the first quarter of 2005 was $284,000 compared to $136,000 in the prior year.

Taxes

Fairborne's effective tax rate for the first quarter of 2005 was 41%, the majority of which was future income taxes. Based on expected capital expenditures and revenues for 2005, the Company does not anticipate paying cash income taxes other than capital taxes in 2005.

Funds Generated from Operations and Net Income

	Three Months Ended March 31		
($ thousands, except per share amounts)	**2005**	2004	% change
Funds generated from operations	**25,294**	9,963	154%
Per share - basic	**$ 0.51**	$ 0.31	65%
Per share - diluted	**$ 0.48**	$ 0.28	71%
Net income	**4,908**	3,295	49%
Per share - basic	**$ 0.10**	$ 0.10	-
Per share - diluted	**$ 0.09**	$ 0.09	-

Unit Analysis

	Three Months Ended March 31			
($ thousands, except per unit amounts)	**2005**	**$/BOE**	2004	$/BOE
Production revenue	**47,434**	**45.37**	18,450	39.98
Royalties	**10,905**	**10.43**	4,220	9.15
Operating expenses	**8,843**	**8.46**	2,961	6.38
General & administrative *	**1,232**	**1.18**	1,065	2.31
Interest	**941**	**0.90**	160	0.35
Capital taxes	**219**	**0.21**	81	0.18
Funds generated from operations	**25,294**	**24.19**	9,963	21.61
Compensation expense	**400**	**0.38**	73	0.16
Depletion, depreciation and accretion	**16,789**	**16.06**	5,119	11.11
Future income taxes	**3,197**	**3.06**	1,476	3.20
Net Income	**4,908**	**4.69**	3,295	7.14

** net of compensation expense (non-cash)*

M D & A

LIQUIDITY AND CAPITAL RESOURCES

Capital Expenditures

Fairborne's exploration and development program for the first quarter of 2005 totaled $50.4 million, which included $26.5 million for drilling and completion activities and $22.5 million for well equipment and major facilities projects including Basset Lake plant modifications, Clive coal bed methane pipeline and compression expansion and additional compression, pipelines and facilities at Columbia/Harlech.

	Three Months Ended March 31	
($ thousands)	**2005**	2004
Exploration and development		
Land and lease acquisitions	**1,206**	1,596
Geological and geophysical	**21**	1,374
Drilling, completions and workovers	**26,531**	10,562
Well equipment and facilities	**22,547**	5,553
Corporate assets	**120**	49
	50,425	19,134
Property acquisitions, net of dispositions	**–**	111,212
Total	**50,425**	130,346

Expenditures for land and leases during the first quarter of 2005 increased Fairborne's undeveloped acreage position to 226,833 net acres of undeveloped land at March 31, 2005 with an average working interest of 65%.

Fairborne's exploration and development program included a successful drilling program in the first quarter of 2005. The Company drilled a total of 16 (11.7 net) wells drilled resulting in 12 (9.0 net) natural gas wells, and 4 (2.7 net) oil wells for a success rate of 100%.

A significant portion of first quarter capital spending was focused on the Company's Columbia/Harlech and Clive coal bed methane properties with new drilling, tie-ins and facilities added. At Columbia/Harlech, five wells were drilled, two wells were tied-in and a new compressor facility was installed during the first quarter. Of the new wells drilled, one oil well was brought on production and a second well is awaiting tie-in. Completion activities on the remaining three exploration wells will begin in the second quarter. At Clive, seven coal bed methane wells were drilled and several wells were tied in during the first quarter of 2005, resulting in a total of 48 producing coal bed methane wells at the end of the first quarter with 12 additional wells awaiting tie-in. Additional drilling activities included two new pool discovery oil wells in Brazeau and two exploration wells commenced drilling in Wild River and Pedley, with drilling operations continuing into the second quarter for both wells.

Exploration and development expenditures were financed through a combination of funds generated from operations ($25.3 million) and bank debt.

Working Capital Deficit

Fairborne had a total working capital deficit at March 31, 2005 of $123.3 million (December 31, 2004 - $98.1 million), which included bank debt of $106.5 million (December 31, 2004 - $77.2 million). Bank debt is included in current liabilities due to the demand nature of the facility. The Company has selected a demand credit facility as it offers increased flexibility and reduced carrying costs compared to many long-term debt arrangements. Based on the Company's current property base, planned exploration and development activities and expected future cash flows, the Company does not expect to have any requirement to repay the facility within the next year.

Excluding bank debt, Fairborne had a working capital deficiency of $16.8 million at March 31, 2005 compared to $20.8 million at December 31, 2004. The decrease is primarily attributable to additional amounts receivable from joint venture partners on capital projects undertaken in the first quarter.

Bank Indebtedness

Fairborne has available $125 million of demand operating credit facilities based on a borrowing base determined by the Company's bankers. At March 31, the Company had drawn $106.5 million on the facility. The scheduled review date for Fairborne's facility is May 31, 2005; however, Fairborne expects to operate under the existing facilities until the Plan of Arrangement is complete. Upon completion of the reorganization, Fairborne anticipates obtaining credit facilities of approximately $130 million to $150 million for the Trust and approximately $15 million for Fairquest.

Share Capital

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares. During the first quarter of 2005, Fairborne issued 2,500 common shares on the exercise of stock options. The following table provides a summary of outstanding common shares and other equity instruments as at the dates indicated:

(thousands)	May 4, 2005	March 31, 2005	December 31, 2004
Common shares	**49,213**	**49,204**	49,202
Warrants	**1,960**	**1,960**	1,960
Stock Options	**3,771**	**3,780**	3,624
Weighted average common shares			
Basic	*n/a*	**49,204**	40,293
Diluted	*n/a*	**52,744**	43,213

M D & A

BUSINESS ENVIRONMENT AND RISK

The business risks the Company is exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairborne's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, competition and government regulations – all of these govern the businesses and influence the controls and management at the Company. Fairborne manages these risks by:

- attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Company;
- operating properties in order to identify and capitalize on opportunities;
- employing risk management instruments to minimize exposure to fluctuation in commodity prices, interest rate and foreign exchange rates;
- maintaining a strong financial position; and
- maintaining strict environmental, safety and health practices.

INTERIM CONSOLIDATED BALANCE SHEETS

($thousands)		March 31, 2005	December 31, 2004
		(unaudited)	
ASSETS			
Current assets			
Cash and cash equivalents		$ 217	$ 241
Accounts receivable		46,931	36,608
Prepaid expenses and deposits		3,956	3,090
		51,104	39,939
Capital assets	(Note 1)	412,815	378,721
Goodwill		16,170	16,170
		$ 480,089	$ 434,830
LIABILITIES			
Current liabilities			
Accounts payable and accrued liabilities		$ 67,927	$ 60,778
Bank indebtedness	(Note 2)	106,513	77,219
		174,440	137,997
Asset retirement obligation	(Note 3)	13,491	13,196
Future income taxes		47,521	35,860
SHAREHOLDERS' EQUITY			
Capital stock	(Note 4)	211,708	220,151
Contributed surplus	(Note 4)	1,489	1,094
Retained earnings		31,440	26,532
		244,637	247,777
Subsequent events	(Note 6)		
		$ 480,089	$ 434,830

See accompanying notes to the interim consolidated financial statements

82 - 34863

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

For the three months ended March 31,

($thousands)		2005	2004
Revenue			
Petroleum and natural gas		$ 47,434	$ 18,450
Less: royalties		10,905	4,220
		36,529	14,230
Expenses			
Production		8,843	2,961
General and administrative		1,632	1,138
Interest		941	160
Depletion, depreciation and accretion		16,789	5,119
		28,205	9,378
Income before taxes		8,324	4,852
Taxes			
Future		3,197	1,476
Capital		219	81
		3,416	1,557
Net Income		4,908	3,295
Retained earnings beginning of period		26,532	12,830
Retained earnings, end of period		$ 31,440	$ 16,125
Net income per share	(Note 4)		
Basic		$ 0.10	$ 0.10
Diluted		$ 0.09	$ 0.09

See accompanying notes to the interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31,

($thousands)	2005	2004
Cash provided by (used in):		
Operating activities		
Net income	$ 4,908	$ 3,295
Items not involving cash		
Depletion, depreciation and accretion	16,789	5,119
Compensation expense	400	73
Future income taxes	3,197	1,476
	25,294	9,963
Asset retirement expenditures	(163)	(17)
Change in non-cash working capital	4,551	(11,013)
	29,682	(1,067)
Financing activities		
Issuance of common shares, net of costs	16	38,901
Equipment lease payments	–	(33)
Bank indebtedness	29,294	65,733
	29,310	104,601
Investing activities		
Capital expenditures	(50,425)	(19,134)
Acquisition of petroleum and natural gas properties	–	(111,212)
Change in non-cash working capital	(8,591)	20,795
	(59,016)	(109,551)
Change in cash and cash equivalents	(24)	(6,017)
Cash and cash equivalents, beginning of period	241	6,152
Cash and cash equivalents, end of period	$ 217	$ 135
Cash interest paid	$ 899	$ 160
Capital taxes paid	$ 867	$ 81

See accompanying notes to the interim consolidated financial statements

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2005 (unaudited)

(tabular amounts are stated in thousands and thousands of dollars except per share amount)

The interim consolidated financial statements of Fairborne Energy Ltd. (the "Company" or "Fairborne") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the year ended December 31, 2004. The disclosure which follows is incremental to the disclosure included with the annual financial statements. These interim financial statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2004.

1. CAPITAL ASSETS

	March 31, 2005	December 31, 2004
Petroleum and natural gas properties and equipment	$ 487,305	$ 436,826
Corporate assets	1,139	1,032
	488,444	437,858
Accumulated depletion and depreciation	(75,629)	(59,137)
	$ 412,815	$ 378,721

As at March 31, 2005, costs related to unproved properties in the amount of $40.2 million (December 31, 2004 - $31.2 million) were excluded from the depletion calculation.

2. BANK INDEBTEDNESS

At March 31, 2005 the Company has available $125 million of demand operating credit facilities from two Canadian chartered banks subject to the bank's valuation of the Company's petroleum and natural gas properties owned by the Company. The facilities bear interest at the bank's prime rate. At March 31, 2005 $106.5 million was drawn under the facilities. The scheduled review date of the facility is May 30, 2005. The facilities are secured by a first ranking floating charge on all real property of the Company and a general security agreement.

3. ASSET RETIREMENT OBLIGATIONS

A reconciliation of the asset retirement obligations is provided below:

	Three months ended March 31, 2005	Year ended December 31, 2004
Balance, beginning of period	$ 13,196	$ 6,165
Acquisitions	-	5,769
Liabilities incurred	174	1,176
Dispositions	-	(643)
Liabilities settled	(163)	(189)
Accretion expense	284	918
Balance, end of period	$ 13,491	$ 13,196

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

4. CAPITAL STOCK

A) COMMON SHARES - ISSUED AND OUTSTANDING

	Number	Amount
Balance, December 31, 2004	49,202	$ 220,151
Issued on exercise of options	2	21
Future tax benefit of flow-through shares	–	(8,464)
Balance, March 31, 2005	49,204	$ 211,708

B) CONTRIBUTED SURPLUS

	Amount
Balance, December 31, 2004	$ 1,094
Options granted	400
Options exercised	(5)
Balance, March 31, 2005	$ 1,489

The weighted average fair value of stock options granted in the three months ended March 31, 2005 was $4.50 per option using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4 percent, expected volatility of 40 percent and expected life of 3 years.

C) PER SHARE AMOUNTS

The following table summarizes the weighted average common shares used in calculating net income per share:

	Three Months Ended March 31	
	2005	2004
Basic	**49,204**	32,401
Diluted	**52,744**	35,161

The reconciling items between the basic and diluted average common shares are outstanding stock options and outstanding warrants. Excluded from the diluted number of common shares are 273,500 stock options which are out-of-the-money based on the first quarter average trading price.

D) STOCK OPTIONS

The following table sets forth a reconciliation of the stock option plan activity for the three months ended March 31, 2005:

	Number of Options	Weighted average exercise price
Balance December 31, 2004	3,624	$ 5.40
Granted	158	$ 14.25
Exercised	(2)	$ 6.45
Balance March 31, 2005	3,780	$ 5.77

SELECTED NOTES TO THE
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes stock options outstanding under the plan at March 31, 2005:

Exercise Price	Options Outstanding	Remaining Term (years)	Options Exercisable
$ 1.75 - $ 1.84	46	0.8	46
$ 2.40 - $ 3.09	1,555	2.3	897
$ 3.42 - $ 4.76	353	3.1	101
$ 5.20 - $ 7.40	352	2.8	101
$ 8.00 - $ 9.98	1,123	3.6	38
$10.20 - $11.98	201	4.5	–
$14.35 - $14.44	150	5.0	–
	3,780	3.2	1,183

E) WARRANTS

There are 1,960,000 warrants to purchase common shares at $3.50 per share exercisable at any time prior to close of business on May 31, 2006.

5. FINANCIAL INSTRUMENTS

The Company has a price risk management program whereby the Company sells forward a portion of its future production through fixed price physical sales contracts with customers.

The following table summarizes the fixed price natural gas physical sales contracts outstanding at March 31, 2005:

Period	Volume	Price
June 1 to October 31, 2005	3,000 GJ/day	AECO C Monthly Index with a floor of CDN $7.10/GJ and a ceiling of CDN $8.18/GJ
June 1 to October 31, 2005	1,000 GJ/day	AECO C Monthly Index with a floor of CDN $7.30/GJ and a ceiling of CDN $8.35/GJ
November 1, 2005 to March 31, 2006	2,000 GJ/day	CDN $8.00/GJ plus 50% of the AECO C Monthly Index over CDN $8.00/GJ (floor of $8.00/GJ)
November 1, 2005 to March 31, 2006	1,000 GJ/day	CDN $8.05/GJ plus 50% of the AECO C Monthly Index over CDN $8.05/GJ (floor of $8.05/GJ)

6. SUBSEQUENT EVENT

On April 29, 2005 the Company issued an Information Circular which detailed a Plan of Arrangement to create Fairborne Energy Trust (the "Trust"), an oil and gas trust and Fairquest Energy Limited ("Fairquest"), a public exploration-focused junior oil and gas producer. Under the Plan of Arrangement, shareholders of Fairborne will receive one trust unit of Fairborne Trust or one exchangeable share of a subsidiary of the Trust and one third of a share in Fairquest for each Fairborne share held. A meeting of securityholders to consider the reorganization is scheduled to occur on May 26, 2005. The Plan of Arrangement will require the approval of 66 2/3% of the votes cast by the shareholders, optionholders and warrantholders of Fairborne voting at the security holder meeting as a single class and the approval of the majority of the shareholders excluding certain related parties. The Plan of Arrangement is subject to regulatory and judicial approval and is scheduled to be completed in June 2005.

READER ADVISORY

Forward Looking Statements - Certain information regarding Fairborne Energy Ltd. set forth in this document, including management's assessment of Fairborne Energy Ltd's future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Fairborne Energy Ltd.'s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Fairborne Energy Ltd.'s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Fairborne Energy Ltd. will derive therefrom.